Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Participants and Plan Administrator of the YUM! Brands 401(k) Plan:
We consent to the incorporation by reference in the registration statement (No. 333‑36893, 333-32048, and 333-109300) on Form S-8 of YUM! Brands, Inc. of our report dated June 28, 2019, with respect to the statements of net assets available for benefits of the YUM! Brands 401(k) Plan as of December 31, 2018 and 2017, the related statement of changes in net assets available for benefits for the year ended December 31, 2018, and the related notes, and the supplemental schedule of Schedule H, line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2018, which report appears in the December 31, 2018 annual report for Form 11-K of the YUM! Brands 401(k) Plan.

/s/ KPMG LLP

Louisville, Kentucky
June 28, 2019